Exhibit 99.1

J-Star Signs MOU with PSSB to Provide Resins for Batteries

Taichung City, Taiwan – January 14, 2026 -- J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions serving diverse applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced that the Company has signed a memorandum of understanding, or MOU, with Patriot Technology Responsibilities (PSSB), a provider of industrial solutions including a proprietary and patented, next-generation solid-state battery.

J-Star intends to work with PSSB to utilize high-ion conductivity resins to develop advanced, lightweight battery technology. These batteries are expected to be used for drones and, in the future, electric bikes, in various global markets. J-Star’s expertise in resin systems and carbon reinforcement makes the Company an ideal partner to develop ion-conductive resins to support advancements in the electric mobility (e-bike) and automotive businesses.

“This anticipated partnership is intended to enable us to cooperate with leading battery brands, creating lightweight battery packages to create solutions for the bike industry as well as other applications where weight efficiency is at a premium,” said Sam Van, Chief Executive Officer of J-Star. “PSSB is an innovative industry leader, with a large minority ownership from the Industrial Technology Research Institute (ITRI), a representative of research and development institution established with the support from Taiwan government. We are optimistic that this relationship will expand not only our addressable market, moving beyond sports and recreation applications, but also our relationships with industry leaders in Taiwan.”

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

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Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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